UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25 AMENDMENT
NOTIFICATION OF LATE FILING
Commission File Number 811-21834

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☒ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
     For the Transition Period Ended: ______________________________
     Read Instruction Before Preparing Form. Please Print or Type.
     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________________________.
PART I
REGISTRANT INFORMATION

Full name of registrant	York Enhanced Strategies Fund, LLC

Former name if applicable

Address of principal executive office (Street and number)

767 Fifth Avenue, 17th Floor

City, state and zip code	New York, New York 10153-0023

PART II
RULE 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
     This is an amended filing to supplement the Form 12b-25 previously filed by York Enhanced Strategies Fund, LLC (the “Company”) on February 28, 2008. The Company was unable to file its Annual Report on Form N-SAR for the annual period ended December 31, 2007 on the prescribed due date without unreasonable effort or expense because the Company was waiting on the completion of valuations with respect to certain of its investments in its portfolio that are not publicly traded. Completion of the valuations took longer than the Company had originally expected. Once the valuations were finalized, the Company was able to complete its audit for the year ended December 31, 2007. The Company’s Form N-SAR was filed as soon as practicable and in any event prior to the fifteenth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

Adam J. Semler	(212) 300-1300

(Name)	(Area Code) (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     ☐ Yes      ☒ No
     The Company’s Form N-CSR for the period ended December 31, 2007 has not yet been filed. On March 10, 2008, the Company filed a Form 12b-25 with respect thereto.
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     ☐ Yes      ☒ No
     If so: attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

York Enhanced Strategies Fund, LLC

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2008	By:	/s/ Adam J. Semler
		Name:	Adam J. Semler
		Title:	Chief Financial Officer & Secretary

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